Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Virgin Media Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 21, 2012

File No. 000-50886

Dear Mr. Spirgel,

We have prepared the following in response to the comments in your letter dated July 31, 2012 regarding the above referenced filing.

For your convenience, we have included a copy of each staff comment in italics followed immediately by our response.

1.             Comment

The disclosure on page 36 indicates that Mr. Barron vested in 65,805 shares of restricted stock based on satisfaction of certain performance conditions.  Where performance conditions are a material component of the vesting of stock awards to your named executive officers and where disclosure of performance targets would not result in competitive harm as contemplated under Instruction 4 to Item 402(b) of Regulation S-K, disclose the material performance targets and the performance relative thereto.  It should be clear how and why the compensation committee came to its decision regarding the vesting of the restricted stock.  If the performance conditions were based on performance measures the achievement of which was based on the subjective judgment of the compensation committee, then so state and explain how the compensation committee considered each performance condition and the named executive officer’s performance in reaching its decision regarding vesting.  Please advise.

Response

Mr. Barron’s award of restricted stock vested based on satisfaction of certain quantitative and qualitative performance conditions relating to the launch of TiVo (a digital video recorder service) and related TV product development, growing the subscriber customer base, increasing quad-play penetration and increasing specified product revenue growth within the Virgin Media Business division.

Virgin Media believes disclosure of these performance conditions would result in competitive harm to it.  Disclosure of these targets in the proxy statement would, we believe, enable competitors to extract information relating to our strategic objectives and/or marketing goals. As our competitors are not required to make similar disclosures, Virgin Media will not have similar information to use in response.  In our view, these circumstances justify our conclusion that the information is exempt from disclosure.

Furthermore, we are committed to a strong link between individual and Company performance and do not wish to be required to avoid using appropriate internal metrics and targets in evaluating individual performance objectives simply because they are subject to public disclosure and review.

For objectives based on quantitative metrics, the Compensation Committee reviews and assesses them against the target with actual results calculated on a linear (graduated) basis against the target.  For qualitative metrics, the Compensation Committee discusses individual performances (of persons other than the CEO) with the CEO before reaching its decision.

In addition, we need to point out two errors in our disclosure on page 36, neither of which is material. First, Mr. Barron’s award vested based on 2010 performance objectives, and consequently the vesting was disclosed in our 2011 proxy statement.  The disclosure in 2012 was simply a summary recapitulation for purposes of showing total compensation realized in 2011.  Second, the number of shares that vested was correctly stated in the 2011 proxy statement as 64,596, and is erroneously recapped in our 2012 proxy statement.

2.             Comment

In a letter dated July 13, 2010 you specifically committed to disclose performance targets under the Annual Bonus Plan to the extent that they play a material role in your compensation policies.  We note that Blended Net Promoter Score and, with respect to Mr. Buttery, individual performance objectives appear to have played a material role in determining compensation earned under the 2011 Annual Bonus Plan, but that the respective performance targets are not disclosed.  Furthermore, you did not disclose the minimum or maximum targets for the performance objective you do disclose.  Please disclose all material Annual Bonus Plan targets and the related performance going forward.

Response

We understood the commitment that we made in our letter of July 13, 2010 to relate solely to targets based on publicly-disclosed financial statement metrics.  The examples discussed by the staff letter all fell within that category.

In contrast, Blended Net Promoter Score is a metric based on confidential non-public information, and Mr. Buttery’s individual performance objectives are qualitative performance measures.

We believe disclosure of the information underlying calculation of the Blended Net Promoter Score would result in competitive harm. None of this information is publicly available, and some of it is highly confidential.  We believe disclosure of this information would cause competitive harm to the Company as it would inform competitors of our strategic objectives, without the Company having equivalent information relating to its competitors. In addition, as a measure making up only 20% of the Annual Bonus Plan, we do not believe disclosure of this information is material to investors.

The individual performance objectives which applied to Mr. Buttery were qualitative targets for which quantifiable disclosure is not possible. As explained on page 40 of the proxy statement, the Compensation Committee considered these individual objectives and took into account both what had been delivered and how it was delivered in determining the personal performance multiplier awarded to each named executive officer. It may be worth noting that Mr. Buttery’s individual performance objectives did not play a greater role in determining his annual bonus than for the other named executive officers. Rather he achieved a higher personal performance multiplier as a result of achieving a higher grading than others.

We have no objection to providing the minimum and maximum target levels in reporting on levels of achievement in respect of publicly-available financial statement metrics, and would propose to do so in future filings.

3.             Comment

In addition, please further clarify how bonus awards are calculated under your Annual Bonus Plan.  For example, you disclose on page 40 the achievement of each operational performance measure based upon the on-target payout.  However, you do not explain how the compensation committee applied the achievement of each operational measure to arrive at the operational scorecard of 94% of on-target payout for each named executive officer.  In this regard, while you state on page 39 that percentage payouts increase on a linear basis between the minimum target and on-target requirement and the on-target requirement and the maximum target, this information cannot be applied to actual results without knowing the minimum and maximum targets.  Please revise your future filings to further explain the application of actual achievement of each measure to arrive at the final payout percentage, disclosing the final payout percentage awarded to each named executive officer.  Please provide us with a sample calculation.  We encourage you to use additional tables to illustrate how the awards were calculated.

Response

We note your comment, and will provide information regarding the application of actual achievement of each bonus measure to arrive at the final payout percentage and the disclosure of final payout percentage awarded to each named executive officer in a single table, or a similar format, in future filings.

As an example a table displaying a sample calculation of actual achievement of each bonus measure for the year 2011 is provided below.

On-Target % Outcome	Metric	Actual % Outcome	Minimum Target	Target	Maximum Target	Actual Achievement	Comment

-	Group OCF	-	-	£1,550m	-	£1,628.6m	The target for the qualifying gate was achieved
40.0%	Group Gross OCF	49.7%	£1,565m	£1,590m	£1,690m	£1,628.6m

In assessing actual performance the Compensation Committee determined that the Company had achieved 124% of the Group Gross OCF target, resulting in 49.6% achievement against an on-target outcome of 40%, calculated on a linear basis

20.0%	Gross GM	17.2%	£2,779m	£2,799m	£2,884m	£2,793.5m

In assessing actual performance the Compensation Committee determined that the Company achieved 86% of the Gross GM target, resulting in 17.2% achievement against an on-target outcome of 20%, calculated on a linear basis

20.0%	Blended NPS*	27.1%	-	-	-	-

In assessing actual performance the Compensation Committee determined that the Company had achieved 135.5% of the Blended NPS target, resulting in 27.1% achievement against an on-target outcome of 20%, calculated on a linear basis

20.0%	Net Cable Customer Additions*	0.0%	-	-	-	6,000

In assessing actual performance the Compensation Committee determined that the Company had missed the minimum Net Cable Customer Additions target, resulting in 0% achievement against an on-target outcome of 20%

100%		94.0%

* As explained above, we believe Blended NPS is commercially sensitive information and so is exempt from disclosure. We also believe that the target for Net Cable Customer Additions is commercially sensitive information as disclosure of it would provide competitors with information on our strategic objectives.

As an example a table displaying the final payout percentage awarded to each named executive officer for the year 2011 is provided below.

			2011 Personal Rating
	On-Target	Operational	and Adjustment Factor	Actual 2011
Name	Bonus %	Scorecard Outcome	(1 to 6 scale)	Bonus as % salary

Mr. Berkett	100%	94.0%	4 (1.00x)	94.0%
Mr. O'Hare	100%	94.0%	4 (1.00x)	94.0%
Mr. Barron	75%	94.0%	4 (1.00x)	70.5%
Mr. Buttery	75%	94.0%	5 (1.25x)	88.1%
Mr. Dresser	75%	94.0%	4 (1.00x)	70.5%

In connection with the above, we acknowledge the following:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information, or if you would like to discuss of the matters covered in this letter, please contact Liz Pierson, Associate Counsel directly at +44 7968 195791.

Sincerely

Robert Gale
Principal Accounting Officer